Exhibit 99.385

Nextech AR Launches ARitize 3D SaaS Offering For
Ecommerce

Beta customers now have access to the self-serve platform and can ARitize their products from 2D images

 VANCOUVER, B.C., Canada – November 30, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company, and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce the launch of its ARitize 3D SaaS offering. With the launch, Nextech now extends 3D/AR model creation to an unlimited, expanding list of customers and ecommerce businesses who want to quickly scale the creation of 3D/AR models at an unmatched price point.

First announced in September, the Company is now unveiling its new SaaS pricing model, expanding Nextech’s revenue opportunity into a no-touch service with monthly recurring revenue (MRR). By offering a low monthly hosting fee and zero model creation costs, Nextech’s pricing plans are much more affordable than other platforms, purchasing expensive equipment or hiring artists for individual models. The company believes that this is the AR industry’s first true self-service AR SaaS platform which offers scalability, affordability, and ease of use. With Nextech’s artificial intelligence-powered technology, customers can create the 3D/AR models in 3 simple steps. Watch a video to preview the process - click here.

Large retailers, including Kohl’s, Lighting Plus New Zealand, Kmart Australia, Poly & Bark, Ezooza, NorthByNorth, Never Summer, Seville Classics, Skate One and more already use Nextech’s technology to offer augmented reality shopping experiences to their customers. These immersive AR experiences give consumers the ability to “try before they buy”, resulting in higher online conversation rates and decreased returns (Shopify data shows that AR can increase conversions up to 94% while reducing returns by 40%). Through these retailers, thousands of 3D models are being shown to tens of thousands of consumers. With the new launch of the industry’s first low cost self-serve SaaS platform, the Company believes that it will quickly expand its reach to small and medium-size ecommerce websites of which there are millions.

Initially offered only as a managed service to large enterprise companies, the Company is so confident in this technology that it is now offering the same solution as a self-serve SaaS tool for anyone to leverage. This opens up the technology to anyone with an ecommerce site, allowing them to offer webAR shopping experiences on their website. Whether the customer wants to create 5 models or 500 models, they just have to sign up, enter a credit card payment method, and enable webAR for their website.

To make this process even easier as demand for 3D models rises exponentially, Nextech is expanding this self-service SaaS offering as a 1-click integration directly into the world’s largest ecommerce platforms, which will be available to all merchants as a plugin. Over Q1 and Q2 of 2022, Nextech will integrate with Shopify, WooCommerce, and Magenta, who collectively represent over 7 Million ecommerce merchants globally.

ARitize 3D SaaS Integration Timeline

●	Shopify - December, 2021
 Shopify is North America’s largest ecommerce platform representing 56% of the total ecommerce merchants in the continent. Globally, Shopify has 3.7 Million merchants.

In July 2020, Shopify stated, “With 3D and AR-ready models, your Shopify store will rank higher on Google and your models may even show up on the first page of search results. Thanks to Google’s focus on augmented reality, they’re actively crawling the web for models. When Google finds a website or store hosting models, that translates into better SEO.”

●	WooCommerce - Est Q1, 2022 WooCommerce is an open-source ecommerce plugin for WordPress. Globally, WooCommerce has 3.6 Million merchants.
●	Magento - Est Q2, 2022 Magento is an open-source e-commerce platform written in PHP. Globally, Magento has 198K merchants.

Nima Sarshar, Nextech AR CTO commented, “The rollout of these plugins will rapidly expand our 3D/AR model creation reach into thousands of ecommerce websites, showcasing Nextech’s major technological breakthroughs in both 3D model making and mass AR integration. This is the first of its kind in the AR 3D model industry and we are proud to be able to bring what was once reserved only for the big players, to all ecommerce sites globally”.

Evan Gappelberg, Nextech AR CEO, commented, “This is only the beginning of SaaS for us. After 3 years Nextech is poised to reap the rewards of all our hard work as we continue with the transition of integrating into one unified suite of products implementing our low cost scalable SaaS business model. All of our SaaS offerings will live inside our Metaverse Studio which will open up ARitize 3D to the world. Our goal with all our 3D technology is to populate the Metaverse with 3D models and AR visualizations.”

In 2022, Nextech AR will continue to build out its technology to support the expansion of its SaaS strategy. Recently, Nextech announced its plans to launch its “Aritize Metaverse Studio” SDK as a SaaS offering. As previously stated, Nextech views SaaS as a significant advancement of all its augmented reality solutions. SaaS integration has enormous implications for scalability and the company’s future revenue growth. With its continuing SaaS rollout, the Company will continue to move away from its managed solutions and move toward monthly recurring revenue (MRR), business scalability, and low to no-touch AR for ecommerce.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

Nextech AR Solutions Corp.
Contact: Lindsay Betts
investor.relations@nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse. However, most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”), and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies, and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.